



2023
ANNUAL REPORT
UNIVEST FINANCIAL CORPORATION



Our Franchise



147
YEARS OF BUSINESS
SUCCESS



979
EMPLOYEES
MAKING IT HAPPEN



39
FINANCIAL
CENTERS



16
COMMERCIAL &
CORPORATE OFFICES



8
WEALTH
OFFICES



4
INSURANCE
OFFICES

2023
Integrated Successes



$4.7b
ASSETS UNDER
MANAGEMENT AND
SUPERVISION

$1.6b
LOANS SERVICED
FOR OTHERS



$214m
TOTAL INSURANCE
WRITTEN PREMIUM



$247m
EQUIPMENT FINANCE
OUTSTANDINGS



74% REVENUE FROM
NET INTEREST
INCOME

26% REVENUE FROM
FEE INCOME
OPERATIONS

2023 *Financial Performance*

At December 31,
(Dollars in thousands)

	2023	2022	2021
Cash and interest-earning deposits	$ 249,799	$ 152,799	$ 890,150
Investment securities, net of allowance for credit losses	500,623	507,562	496,989
Net loans and leases	6,481,827	6,044,226	5,238,093
Other assets	548,379	517,429	497,189
Total assets	**$7,780,628**	**$7,222,016**	**$7,122,421**
Deposits	$ 6,375,781	$ 5,913,526	$ 6,055,124
Borrowings	465,067	440,401	213,980
Other liabilities	100,572	91,589	79,523
Total liabilities	6,941,420	6,445,516	6,348,627
Shareholders' equity	839,208	776,500	773,794
Total liabilities and shareholders' equity	**$7,780,628**	**$7,222,016**	**$7,122,421**

For the years ended December 31,
(Dollars in thousands, except share and per share data)

	2023	2022	2021
Interest income	$ 371,730	$ 252,193	$ 209,731
Interest expense	151,733	33,896	21,348
Net interest income	219,997	218,297	188,383
Provision (reversal of provision) for credit losses	10,770	12,198	(10,132)
Net interest income after provision for credit losses	209,227	206,099	198,515
Noninterest income	76,824	77,885	83,224
Noninterest expense	197,362	186,774	167,409
Income before income taxes	88,689	97,210	114,330
Income taxes	17,585	19,090	22,529
Net income	**$ 71,104**	**$ 78,120**	**$ 91,801**
Book value per share	$ 28.44	$ 26.53	$ 26.23
Net income per share:			
Basic	2.42	2.66	3.12
Diluted	2.41	2.64	3.11
Diluted-core[1]	2.45	2.64	3.11
Dividends declared per share	0.84	0.83	0.80
Weighted average shares outstanding	29,433,359	29,392,606	29,402,845
Period end shares outstanding	29,511,721	29,271,915	29,500,542

[1]Excludes restructuring charges.



Loan and Lease Outstandings
(in thousands)

Legend: Commercial Loans, Residential Real Estate, Lease Financings



Total Revenue
(in thousands)

Legend: Noninterest income, Net interest income



Net Income*
(in thousands)
*Excludes restructuring charges.



Diluted Earnings Per Share*
*Excludes restructuring charges.

2023 *Financial Highlights*



$7.8b
TOTAL ASSETS

8.70%
TANGIBLE COMMON EQUITY
TO TANGIBLE ASSETS

0.94%
RETURN ON
AVERAGE ASSETS

3.12%
NET INTEREST
MARGIN

11.45%
RETURN ON AVERAGE
TANGIBLE EQUITY[1,2]

(1) Tangible equity represents total shareholders' equity less goodwill and other intangible assets but includes mortgage servicing rights.
(2) Net income before amortization of intangibles to average tangible common equity.

Continued Forward Progress

For 147 years, Univest has been grounded as a company and guided by our core values of Tradition, Integrity, Excellence, Community and Spirituality and, more recently, the 18 fundamentals of the Univest Way.

We are confident that staying true to these roots matched with strategic forward thinking will allow us to continue to earn our independence while achieving our vision of being the best integrated financial solutions provider in the markets we choose to serve.

The Univest Way

Fundamental #1 Always Do the Right Thing	Fundamental #2 Have a Growth Mindset	Fundamental #3 Practice Servant Leadership	Fundamental #4 Invest in Relationships	Fundamental #5 Deliver Exceptional Service	Fundamental #6 Comply With Regulations
Fundamental #7 Don't Be an Energy Vampire	Fundamental #8 Be Nice	Fundamental #9 Honor Commitments	Fundamental #10 Collaborate	Fundamental #11 Attack the Problem, Not the Person	Fundamental #12 Give Back
Fundamental #13 Provide Solutions	Fundamental #14 Assume Positive Intent	Fundamental #15 Listen Generously	Fundamental #16 Speak Straight	Fundamental #17 Celebrate Success	Fundamental #18 Have Fun

A letter from our Chairman, President and CEO

To Our Family of Shareholders, Customers and Employees:

As we reflect on 2023, it was undeniably a more challenging year, but what stands out is the resiliency of the Univest Family. We continued to move Univest forward thanks to the dedication of nearly 1,000 members of the Univest Family who work each day to help our customers achieve their financial dreams. Thanks to efforts across the Corporation, we managed through a difficult environment and continued to deliver exceptional service as we focused on nurturing full relationships with our customers and making a positive impact on our communities.



Jeffrey M. Schweitzer

Like most in our industry, Univest was impacted by macroeconomic headwinds. The rising cost of funding, primarily driven by the shift in deposits, negatively impacted our net interest margin. In response, we proactively deployed expense management strategies, stayed disciplined in our pricing and focused on lending to our customers with full, strong relationships. This purposefully slowed lending as we focused on liquidity and maintaining capital to ensure we could effectively serve our existing customers. Given the margin pressures, our diversified business model continued to serve us well. While the current interest rate environment continues to present challenges for the banking industry, Univest is committed to growing and is well positioned to navigate the increase in deposit pricing along with any further slowdown in the economy.

Our industry was also impacted by two large bank failures over one weekend in March, which represented the second and third largest bank failures in U.S. history. As news broke, we quickly gave our customers insight on the failures and shared the primary differences in the operating models and balance sheet composition of the failed institutions as compared to Univest. We received positive feedback from our customers that the proactive communication helped to allay concerns amid the turmoil.

While there were challenges, 2023 offered many reasons to embrace Univest Way Fundamental #17, Celebrate Success. To highlight a few, we launched the new and improved univest.net and made significant progress on our ability to digitally serve our small business customers. We opened four new financial centers in our expansion markets in Western PA and Maryland. And we remained steadfast in our commitment to giving back and donated $2.4 million to nonprofits in the communities we serve.

Throughout our history, we have been blessed with strong, servant leaders who have strategically guided us through both good and challenging times. William Aichele, former Chairman of the Board and CEO of Univest Financial Corporation, has been integral in building the strong foundation upon which Univest sits today. In April 2024, Bill will officially retire from service to Univest which has spanned more than 50 years since starting his career with Univest in 1971. We could not be the organization we are today without his leadership and guidance. We extend our sincere gratitude to Bill and wish him a happy and healthy retirement.

While the start of 2024 will continue to present a challenging environment with a slowing economy, continued pressure on funding costs and ever-increasing regulations, we are well positioned with our diversified business model, strong capital and unwavering commitment to serving our customers and communities to effectively navigate the current environment and continue to move Univest forward.

On behalf of the entire Univest Family, thank you for your trust, support and continued investment.

Sincerely,

Jeffrey M. Schweitzer
Chairman, President and CEO





2023 Highlights

Navigating a Shifting Environment

- Univest Financial Corporation had a solid year in a challenging environment with steady deposit and loan growth. We focused on nurturing relationships with customers and prospects with whom we could provide our full suite of financial solutions.
- Total deposits increased $462.3 million, or 7.8%, from December 31, 2022, primarily due to increases in public funds and brokered deposits partially offset by decreases in commercial and consumer deposits.
- In response to the rising cost of funding, we refreshed our deposit growth strategy for both commercial and consumer customers. We reviewed market and customer segmentation as well as product solutions to ensure they effectively meet customer needs. We're focused on delivering value added solutions and memorable experiences to customers to attract and maintain stable and profitable deposits.
- For the year, our loan portfolio grew by $444.0 million, or 7.3%, primarily due to increases in commercial real estate, residential mortgage loans and lease financings. Due to the rising cost of funding, we stayed disciplined in our pricing and focused on providing lending to our customers with full, strong relationships. This purposefully slowed lending as we focused on liquidity and maintaining strong capital ratios to ensure we could effectively serve our existing customers.
- The East Penn and NJ Commercial Banking Division generated nearly $600 million in new loans in 2023. Through a continued focus on developing full relationships that support all of a customer's financial needs, the team generated a record number of referrals to other Univest lines of business.
- The Central PA Commercial Banking Division reached $1.5 billion in total loan outstandings in 2023. The Ag Lending team maintained its ranking as the second largest in Pennsylvania and improved its national ranking, moving up four spots to 36th largest agricultural lender according to the American Bankers Association.
- It was a year of expansion for our SBA lending department as we increased our team of dedicated SBA relationship managers and now cover our entire footprint in Pennsylvania, New Jersey and Maryland. Univest remains one of the few banks in the markets we serve that offers the full range of SBA 7A and SBA Express products.
- Over the course of the year, we made significant progress in our expansion markets of Western PA and Maryland. We were successful in building experienced teams of industry veterans dedicated to providing personal service and nurturing full financial relationships. We opened four regional financial centers, Forest Hills and Cranberry Township in Western PA, and Greenspring Valley and South Baltimore in Maryland. With dedicated teams and two offices open in each market, we look forward to being an integral part of these communities. We will supplement our physical presence and personal service with our digital offerings as we efficiently grow in these markets over the coming years.
- Treasury management is a key component of our commercial banking strategy in both our expansion and legacy markets as these services provide solutions for our customers and deliver interest and fee income for Univest. During the year, we continued to refine our capabilities with enhanced online access and faster payment options. Our liquidity, payment and fraud management solutions helped our customers improve efficiency and optimize working capital. Continuing to promote and deliver our treasury management solutions will be a key part of cultivating full, meaningful customer relationships.
- Univest continued to serve as a certified Bank On partner and offered the Value Checking product aimed at providing banking solutions to the underbanked population. The Consumer Services team grew our portfolio of Value Checking accounts by 27% year-over-year. Another key partnership enhanced in 2023 was our participation in the Restore, Repair, Renew program with the City of Philadelphia and the Philadelphia Redevelopment Authority. Univest's participation in providing homeowners credit to make home improvements grew by 376% year-over-year.
- As part of our efforts to proactively manage expenses, we continued with our financial center optimization plan and successfully consolidated our Bensalem and Hatboro financial centers into our current Warminster location. In early 2024, we moved our Brownstown Financial Center to a new location in New Holland, Lancaster County.

Strong Organic Banking Growth

$462.3m	7.8%	$444.0m	7.3%
DEPOSIT GROWTH FOR THE YEAR ENDED DECEMBER 31, 2023	DEPOSIT GROWTH FOR THE YEAR ENDED DECEMBER 31, 2023	LOAN GROWTH FOR THE YEAR ENDED DECEMBER 31, 2023	LOAN GROWTH FOR THE YEAR ENDED DECEMBER 31, 2023

2023 Highlights

- Our Mortgage Banking division had a good year despite rising interest rates and a lack of housing inventory, closing $515 million of residential mortgages and $70 million in consumer loans. Purchase transactions and new construction activity increased year-over-year as refinance transactions were down due to higher interest rates. Efforts to grow in Western PA were positive with the team closing more than $50 million in residential loans in 2023.
- It was a strong year for Univest Capital, our equipment finance division. While profitability was impacted by higher borrowing costs, the portfolio quality continues to be strong with very low delinquency and net charge offs. The team achieved $122 million in originations, a record for the division and an increase of 18.4% year-over-year. Net assets also grew, totaling $247.2 million, an increase of 17% for the year.
- Univest Insurance continued to experience solid organic growth. Overall revenues grew 8% and profitability increased 34% year-over-year. The team remained focused on nurturing relationships and educating clients with monthly webinars, timely email reminders and informative articles.
- Girard, a Univest Wealth Division, continued to focus on delivering an exceptional client experience and ended the year with $4.7 billion in assets under management and supervision, an increase of $500 million from 2022. During the year, we successfully navigated the migration of TD Ameritrade to Charles Schwab, unifying our custodian and trading platforms. Additional advisors were hired to support the Schwab Advisor Network in Ohio, Maryland and Pennsylvania. In addition, we implemented a platform that allows the RIA to manage annuities for clients on a fee-only basis. We also increased our focus on financial planning by expanding the team and developing a fee-based program.

Digitally Delivering Univest

UNIVEST
Put your dreams to work
Why partner with us

- A vital part of connecting with our customers and prospects is our website. In February 2023, we launched a reimagined univest.net. The redesign was purposefully focused on leading with our business solutions and has an enhanced visual design that features a more modern and sophisticated look and feel. We also adjusted how content is organized to create an improved user experience and better meet customer needs. The updated website also provided new access to data due to improved back-end functionality.
- In 2023, Univest established a Data Analytics team including leadership and analysts. The team will be the center of excellence for all data reporting solutions including the proactive use of data for the company and our customers.
- Enhanced access to data has laid the foundation to better know our customers, personalize their experiences, inform recommendations, and, ultimately, deliver an outstanding customer experience while generating leads and driving revenue.
- During the year, significant progress was made on our digital solutions for our small business customers. We launched the ability for small business customers to apply for credit and open commercial deposit accounts online. The streamlined process features automated, risk-based credit decisions and electronic document execution for faster loan acquisition and customer onboarding. This online functionality is an important part of our focus on securing new small business customers and deepening relationships with existing customers.
- We continue to execute on our vision to create a fully digital, end-to-end commercial loan origination system and moved all commercial lending teams and their loan volume onto the nCino platform. This transition created consistency, increased productivity, centralized data collection, and provided additional tools for risk management and compliance.
- Thanks to strategic investments, we've built the operational foundation necessary to be available to customers on a 24/7 basis and serve them in a way that aligns with their preferences. We can now harness the power of this technology to enhance service delivery and increase efficiency.
- These investments also laid the groundwork for further marketing modernization. We have a trusted brand, a committed team, and the technological foundation necessary to support an effective and flexible marketing program that is data driven. To enhance our digital maturity, we will efficiently and purposefully focus on our immediate business goals and take a strategic approach to targeting customer segments through multi-channel campaigns that reach customers and prospects where they are and provide an integrated, personalized customer experience.

2023 *Highlights*

Nurturing the Univest Family

- The hiring landscape gained stability over the course of 2023. With the "Great Resignation" behind us, we continued to focus on the well-being of our employees. We offer the Calm app at no cost to our employees, weekly online yoga classes, gym reimbursements, on-demand mindfulness webinars and the ability for our employees to receive a flu shot or a mammogram at our main campus.

- We continue to embrace a hybrid schedule for most of our employees. To facilitate flexibility and maximize the efficient use of our space, we implemented Envoy's scheduling app which allows employees to reserve a working space at offices across our footprint.

- Univest's efforts to cultivate our culture and retain employees have been effective with our annual turnover rate of 19.6%, adjusted for reduction in force, falling below the industry average of 23.5%.

- The safety of our employees and customers is of utmost priority to Univest. In 2023, we installed AEDs in all of our offices and offered online training and in-person AED and CPR classes to our employees.

- We also launched a Women in Business program after a successful pilot earlier in the year. Four cohorts of women completed the program with a total of 85 attendees. In addition, a mentorship program was piloted with 20 individuals participating.

- Univest University added new trainings including Business Ethics for Leaders, Managing Remotely and Team Building. Over the course of the year, we provided 28,000 hours of training to our employees.

- We introduced an Inclusive Leadership Workshop for supervisors and hiring managers. The Senior Leadership Team and approximately 200 supervisors attended in-person sessions to support our efforts to create a more inclusive and diverse workplace. This workshop will continue to be delivered quarterly.



Philanthropic Year in Review

- Youth & Education — 43%
- Health & Social Services — 21%
- Community & Economic Development — 20%
- Arts & Culture — 16%

$2.4m
TOTAL FINANCIAL CONTRIBUTIONS

343
ORGANIZATIONS SUPPORTED THROUGH VOLUNTEER SERVICE

468
ORGANIZATIONS SUPPORTED FINANCIALLY

13,117
VOLUNTEER HOURS

7,126
STUDENTS EDUCATED

30
CONNECTING WITH COMMUNITY VOLUNTEER EVENTS

Commitment to the Communities we Serve

- Over the course of 2023, our marketing and communications efforts highlighted our focus on customer relationships with a continuation of our See What's Possible campaign. We featured Univest commercial bank customers to reinforce our relationship-focused approach and highlight Univest's ability to help customers navigate their complex financial needs. The campaign was executed via digital, print and billboard across our footprint including our expansion markets in Western PA and Maryland.

- We continued our thought leadership efforts aimed at educating our audiences, raising awareness of Univest's financial solutions and highlighting our commitment to our communities. Informative articles and videos were posted to the Univest blog and social media pages and an active media relations campaign featured subject matter experts from Univest and Girard, our wealth division, in local, regional and national publications showcasing us a trusted financial resource.

- The strength of our Committed To Local philanthropic program is one of the things that differentiates us in the markets we serve. We remained committed to giving back financially and through volunteerism. We provided nonprofit organizations with financial contributions totaling $2.4 million and the Univest Family collectively volunteered more than 13,100 hours. To make it easy to get involved, we organized 30 Connecting with Community volunteer events for our employees with organizations such as the Bucks County Opportunity Council, Habitat for Humanity Philadelphia, HMS School for Children with Cerebral Palsy, Chester County Food Bank and ArtsQuest.



> *"**UNIVEST** HAS BEEN VITAL TO OUR SUCCESS."*
> -Steve Kahlon,
> CEO, Manderbach Ford



- Univest was also proud to again serve as the presenting sponsor for the United Way of Bucks County's Stuff the Bus program. In addition to supporting this program financially and hosting collections for school supplies at our offices, members of the Univest Family volunteered to help package and distribute the supplies – a great example of our holistic approach to giving back.

- Our giving through the Pennsylvania Educational Improvement Tax Credit program is an important aspect of our Committed To Local philanthropic program that truly impacts the communities we serve. These funds supported 68 private and public schools and educational improvement organizations across our markets.

- Promoting financial literacy remained a priority and Univest continued its partnership with financial education innovator, EverFi, to provide more than 6,000 students with access to interactive online courses that educate on critical financial concepts. We also participated in the American Bankers Association's Teach Children to Save and Get Smart About Credit Days during which Univest volunteers visited local schools to educate more than 1,000 students.



Senior Leadership Team
Listing as of January 1, 2024

Jeffrey M. Schweitzer
Chairman, President and Chief Executive Officer, Univest Financial Corporation and Chairman and Chief Executive Officer, Univest Bank and Trust Co.

Michael S. Keim
President, Univest Bank and Trust Co. and Chief Operating Officer, Univest Financial Corporation

Brian J. Richardson
Senior Executive Vice President and Chief Financial Officer, Univest Financial Corporation and Univest Bank and Trust Co.

Megan D. Santana, Esq.
Senior Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary, Univest Financial Corporation and Univest Bank and Trust Co.

Matthew L. Cohen
Market President, Maryland, Univest Bank and Trust Co.

Eric W. Conner
Senior Executive Vice President and Chief Information Officer, Univest Financial Corporation

Briana J. Doña
Executive Vice President and Managing Director of Innovation, Univest Bank and Trust Co.

Ronald R. Flaherty
President, Univest Insurance, LLC

M. Theresa Fosko
Executive Vice President and Director of Human Resources, Univest Financial Corporation

David W. Geibel
President, Girard, a Univest Wealth Division

Brian E. Grzebin
President, Mortgage Banking, Univest Bank and Trust Co.

John T. Haurin
Market President, East Penn & NJ, Univest Bank and Trust Co.

Thomas J. Jordan, IV
Market President, Central PA, Univest Bank and Trust Co.

Patrick C. McCormick
Senior Executive Vice President and Chief Commercial Banking Officer, Univest Bank and Trust Co.

Neil D. McHugh
Executive Vice President and Managing Director Deposit Strategy & Programs, Univest Bank and Trust Co.

Eleni S. Monios
Executive Vice President and Chief Credit Officer, Univest Bank and Trust Co.

Joseph A. Pensabene
Executive Vice President, Managing Director of Operations, Univest Bank and Trust Co.

Christopher M. Trombetta
Market President, Western PA, Univest Bank and Trust Co.

Board of Directors
Listing as of January 1, 2024

William S. Aichele
Former Chairman, Univest Financial Corporation and Univest Bank and Trust Co.; Retired President and Chief Executive Officer, Univest Financial Corporation and Univest Bank and Trust Co.

Jeffrey M. Schweitzer
Chairman, President and Chief Executive Officer, Univest Financial Corporation and Chairman and Chief Executive Officer, Univest Bank and Trust Co.

Joseph P. Beebe
Former Managing Director and Co-Head, of the Insurance and Asset Management Group of Keefe, Bruyette & Woods, a Stifel Company; Member of the President's Advisory Council as well as the Institute for Innovation and Entrepreneurship Advisory Council at Villanova University

Todd S. Benning
Principal, DunlapSLK, PC

Martin P. Connor
Chief Financial Officer, Toll Brothers, Inc.; Member of the Federal Reserve Bank of Philadelphia Economic and Community Advisory Council

Suzanne Keenan
Former Chief Information Officer and Senior Vice President, Wawa, Inc.; Board of Trustees of North American Electric Reliability Corporation

Natalye Paquin, Esq.
Chief Operating Officer, Rockefeller Foundation; Member of the Board of Directors of Bloomerang

Thomas M. Petro
Managing Partner of 1867 Capital Partners, LLC; Former President and Chief Executive Officer of Fox Chase Bancorp; Member of the Board of Directors of Fintegra, LLC and Derstine's Foodservice, Inc.

Michael L. Turner
Partner, Marshall, Dennehey, Warner, Coleman & Goggin

Robert C. Wonderling
Executive Director, Faith and Liberty Discovery Center

Charles H. Zimmerman
Senior Leadership, Calvary Church of Souderton; Former Director, Clemens Family Corporation

Anne S. Vazquez (Alternate Director)
General Partner at NewSpring Capital, LLC and NewSpring Mezzanine Capital

Wholly-Owned Subsidiaries

Univest Bank and Trust Co.
Univest Capital, Inc.
Univest Insurance, LLC
Girard Advisory Services, LLC

Girard Benefits Group, LLC
Girard Investment Services, LLC
Girard Pension Services, LLC

Please visit univest.net for a complete list of locations for Univest Financial Corporation and our subsidiaries.

Shareholder Information

Shareholders' Meeting
The Annual Shareholders' Meeting will take place at 11:30 a.m. on Thursday, April 25, 2024 at Indian Valley Country Club, 650 Bergey Rd, Telford, PA 18969. There is also an option to attend virtually.

Univest Stock Transfer Agent
For more information on Univest Financial Corporation common stock, contact Broadridge Corporate Issuer Solutions or visit ir.univest.net.

Regular Mail Communications:
Broadridge Corporate Issuer Solutions, Inc.
PO Box 1342
Brentwood, NY 11717

Overnight Mail Communications:
Broadridge Corporate Issuer Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Phone Number: 866.321.8021
Email Address: shareholder@broadridge.com
Website: https://investor.broadridge.com

Univest Shareholder Contact
For more information on Univest Financial Corporation, please call 877.723.5571.

Common Stock Information
Traded on the NASDAQ National Market, symbol: UVSP.

ESG Report
Being a responsible corporate citizen is at the core of how we operate. Environmental, social and governance (ESG) considerations are incorporated into our culture and integrated into the policies and principles that govern the way we do business. To view our 2023 ESG report, which provides a comprehensive view of our efforts in these areas, visit ir.univest.net.



"He gives strength to the weary and increases the power of the weak…but those who hope in the Lord will renew their strength. They will soar on wings like eagles; they will run and not grow weary, they will walk and not be faint."
- Isaiah 40:29, 31

